UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number 001-34437

NOTIFICATION OF LATE FILING

(Checkone):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR

☐ Form N-CSR

For Period Ended:   December 31, 2012

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

KIT digital, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

26 West 17th Street, 2nd Floor

Address of Principal Executive Office (Street and Number)

New York, New York 10011

City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As disclosed in the Current Report on Form 8-K filed on November 21, 2012, on November 15, 2012, the Audit Committee of the Board of Directors of KIT digital, Inc. (the “Company”) concluded that, because of errors and irregularities identified by the Company in its historical financial statements, the financial statements for (1) the years ended December 31, 2009, 2010 and 2011 and (2) each of the three quarters in 2009, 2010 and 2011 will be restated. As a result of the restatement of these prior periods, the Company will also restate the quarters ended March 31, 2012 and June 30, 2012.

The accounting errors and irregularities identified during the Audit Committee investigation relate primarily to recognition of revenue related to certain perpetual software license agreements entered into by prior management in 2010 and 2011. These errors and irregularities were discovered in connection with the Audit Committee’s previously disclosed investigation of certain transactions that resulted in impairment charges. Because of the timing of the Company’s ongoing review and investigation of certain transactions, the Company requires additional time to complete an analysis of the accounting treatment for the software licenses and to determine the extent of the corrections that may be required to its historical financial statements. Other effects on previous financial statements are also possible. Accordingly, the Company cannot currently quantify the potential impact of the restatement. Therefore, the Company is unable to timely file its Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “2012 10-K”).

Additionally, as disclosed in the Current Report on Form 8-K filed on December 18, 2012, on December 17, 2012, the Audit Committee dismissed Grant Thornton LLP (“Grant Thornton”) as the Company’s independent registered public accounting firm. As of the date of the filing of this Form 12b-25, the Company has not yet hired an independent registered public accounting firm to replace Grant Thornton. In order to complete the 2012 10-K, including the audited financial statements required to be included therein, the Company must hire an independent registered public accounting firm. Therefore, the delay in replacing Grant Thornton will further delay the completion of the 2012 10-K.

As of March 1, 2013, the Company had approximately $10.4 million of cash and cash equivalents, of which approximately $2.1 million is restricted cash. The Company also had approximately $9.9 million outstanding under a secured loan facility and $2.6 million under an unsecured related party note. The Company is currently up to date with the principal and interest payments due under those loans, however, as a result of the restatement discussed above, there is an Event of Default under the secured loan facility and the Company is in discussions with the lenders. As previously disclosed, the Company has also experienced substantial losses in calendar year 2012, including costs related to litigations and restructuring expenses and will also incur additional costs related to the restatement discussed above. As a result of these circumstances, and based on the Company's forecast, the Company expects to continue to incur significant cash expenditures.

The Company is still considering a broad set of strategic alternatives including financing transactions as well as other strategic transactions including a sale of the Company or its assets. The Company continues to examine the reduction of working capital requirements to further conserve cash and may need to take additional actions in the near-term, which may include additional personnel reductions and suspension of certain development activities.

The above actions may or may not prove to be consistent with the Company's long-term strategic objectives, which shifted in calendar year 2012, as the Company discontinued certain non-core assets, among other things. No assurance can be given that the Company will be able to enter in to an agreement for a sale of the Company or its assets or obtain financing on favorable terms, if at all, or to successfully further reduce costs in such a way that would continue to allow the Company to operate its business.

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Important Caution Regarding Forward-Looking Statements

This report contains certain “forward-looking statements.” These statements can be identified by the use of words or phrases such as “believes,” “estimates,” “expects,” “intends,” “anticipates,” “projects,” “plans” and variations of these words or similar words. These forward-looking statements include statements regarding the Company’s intent to restate certain prior period financial statements and the errors that resulted in the Audit Committee reaching the decision that these historical financial statements could no longer be relied upon. There can be no assurance that additional conclusions regarding the impact of the restatement that are different from management’s current estimates or identify additional issues in connection with the restatement or that these issues will not require additional corrections to the Company’s prior period financial statements. Important risks, uncertainties and other important factors that could cause actual results to differ materially include, among others: the risk that additional information may become available in preparing and auditing the financial statements that would require the Company to make additional corrections, the cost, time and effort required to complete the restatement of the financial statements, the ramifications of the Company’s potential inability to timely file periodic and other reports with the Securities and Exchange Commission (“SEC”), the risk that the Company’s common stock will not be eligible for trading, the risk of engaging a new audit firm and the terms thereof, and the risk of litigation or governmental investigations or proceedings relating to these matters. Certain risks and uncertainties related to the Company’s business are or will be described in greater detail in the Company’s filings with the SEC. Except as required by applicable law, the Company is not under obligation to (and expressly disclaims any such obligation to) update its forward-looking statements whether as a result of new information, future events or otherwise.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Fabrice Hamaide	(646)	553-4845
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

Form 10-Q for the Quarterly Period ended September 30, 2012

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

For the reasons noted above, because of the timing of the completion of the Audit Committee review and the Company’s ongoing review of certain transactions, the Company cannot currently quantify the potential impact of the restatement.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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KIT digital, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 19, 2013	By	/s/ Fabrice Hamaide
Fabrice Hamaide
Chief Financial Officer

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